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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☒ Form N-CSR

For Period Ended: April 30, 2026
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: April 30, 2026

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tidal Trust II
Full Name of Registrant

Tidal ETF Trust II (Until 11/14/2022)
Former Name if Applicable

234 West Florida Street, Suite 700
Address of Principal Executive Office (Street and Number)

Milwaukee, WI 53204
City, State and Zip Code

SEC 1344 (01-19)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tidal Trust II (the “Trust”) is unable to complete the Form N-CSR filing for the Defiance ETFs listed below, each a series of the Trust, for the fiscal year or period ended April 30, 2026, within the prescribed time period without unreasonable effort or expense because the Trust requires additional time to complete review, reconciliation, and financial statement finalization procedures relating to the classification and presentation of the Funds’ total return swap activity, including realized gains and losses, unrealized appreciation and depreciation, and related receivable and payable balances with swap counterparties and brokers, in light of the increased volume and complexity of such activity during the period. The Trust expects to file the Form N-CSR within the 15-calendar-day extension period provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended, and to transmit the related annual report to shareholders upon completion.

Defiance ETFs
Defiance 2X Daily Long Pure Drone and Aerial Automation ETF	Defiance Daily Target 2X Long ORCL ETF
Defiance 2X Daily Long Pure Quantum ETF	Defiance Daily Target 2X Long OSCR ETF
Defiance Daily 2X Space ETF (formerly Defiance Pure Space Daily 2X Strategy ETF)	Defiance Daily Target 2X Long PL ETF
Defiance Daily Target 2X Long AMAT ETF	Defiance Daily Target 2X Long POET ETF
Defiance Daily Target 2X Long ANET ETF	Defiance Daily Target 2X Long QS ETF
Defiance Daily Target 2X Long AVAV ETF	Defiance Daily Target 2X Long RCAT ETF
Defiance Daily Target 2X Long AVGO ETF	Defiance Daily Target 2X Long RGTI ETF
Defiance Daily Target 2X Long B ETF	Defiance Daily Target 2X Long RIOT ETF
Defiance Daily Target 2X Long Copper Miners ETF	Defiance Daily Target 2X Long RKLB ETF
Defiance Daily Target 2X Long CVNA ETF	Defiance Daily Target 2X Long RKT ETF
Defiance Daily Target 2X Long DKNG ETF	Defiance Daily Target 2X Long SMCI ETF
Defiance Daily Target 2X Long HIMS ETF	Defiance Daily Target 2X Long SOFI ETF
Defiance Daily Target 2X Long HOOD ETF	Defiance Daily Target 2X Long SOUN ETF
Defiance Daily Target 2X Long IONQ ETF	Defiance Daily Target 2X Long VST ETF
Defiance Daily Target 2X Long IREN ETF	Defiance Daily Target 2X Long ZETA ETF
Defiance Daily Target 2X Long KEEL ETF	Defiance Daily Target 2X Short AMD ETF
Defiance Daily Target 2X Long LLY ETF	Defiance Daily Target 2X Short ASTS ETF
Defiance Daily Target 2X Long LMND ETF	Defiance Daily Target 2X Short BMNR ETF
Defiance Daily Target 2X Long LUNR ETF	Defiance Daily Target 2X Short HOOD ETF
Defiance Daily Target 2X Long MP ETF	Defiance Daily Target 2X Short IONQ ETF
Defiance Daily Target 2X Long MRNA ETF	Defiance Daily Target 2X Short MSTR ETF
Defiance Daily Target 2X Long MSTR ETF	Defiance Daily Target 2X Short OKLO ETF
Defiance Daily Target 2X Long NOK ETF	Defiance Daily Target 2X Short PLTR ETF
Defiance Daily Target 2X Long NVO ETF	Defiance Daily Target 2X Short QBTS ETF
Defiance Daily Target 2X Long OKLO ETF	Defiance Daily Target 2X Short RGTI ETF
Defiance Daily Target 2X Long ONDS ETF	Defiance Daily Target 2X Short RKLB ETF
Defiance Daily Target 2X Short SMCI ETF
Defiance Daily Target 2X Short TSM ETF

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Aaron J. Perkovich	262	318-8460
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tidal Trust II

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 10, 2026	By:	/s/ Aaron J. Perkovich

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).